Exhibit 99.2

Tronox Announces Definitive Agreement to Acquire Cristal TiO2 Business

Substantial Value Creation Enabled

Acquisition Highlights:

•	Pre-tax run-rate synergies of more than $100 million in year one and more than $200 million in year three expected

•	EPS accretion of more than 100 percent expected in year one

•	Rapid deleveraging with no new debt expected; 50 percent reduction in net leverage ratio projected

•	Increases growth rates through faster-growing EBITDA, free cash flow and earnings

•	Expands global footprint and increases participation in faster-growing emerging markets

•	Purchase price consists of $1.673 billion of cash plus Class A ordinary shares representing 24 percent ownership in pro forma Tronox

•	Company announced intent to begin process to sell its Alkali business

•	Cash portion of purchase consideration expected to be funded through proceeds from asset sales, including Alkali and selected other non-core assets if appropriate, and cash on hand

•	Closing expected before first quarter 2018, subject to regulatory approvals and satisfaction of customary closing conditions

•	Subject to negotiations with Cristal, Tronox has the intention to acquire Cristal’s 500MMT slag production facility in Saudi Arabia

STAMFORD, Conn., February 21, 2017 – Tronox Limited (NYSE: TROX) announced a definitive agreement to acquire the TiO2 business of Cristal, a privately held global chemical and mining company, for $1.673 billion of cash and Class A ordinary shares representing 24 percent ownership in pro forma Tronox.  Concurrently with this announcement, the company announced its intent to begin a process to sell its Alkali business.  The cash portion of the purchase consideration is expected to be funded through proceeds from the sale of assets, including the sale of Alkali and selected other non-core assets if appropriate, and cash on hand.

The combination of the TiO2 businesses of Tronox and Cristal creates the world’s largest and most highly integrated TiO2 pigment producer with assets and operations on six continents. The combined company will operate 11 TiO2 pigment plants in eight countries with a total capacity of 1.3 million metric tons per annum and will have titanium feedstock operations in three countries with a total capacity of 1.5 million metric tons per annum.

“We are pleased to announce the highly synergistic combination of the TiO2 businesses of Tronox and Cristal that will bring significant value to our shareholders, our customers and our employees,” said Tom Casey, Tronox Chairman and CEO.  Because we don’t expect to take on new debt, we project a 50 percent reduction in our net leverage ratio.  EPS accretion of more than 100 percent is expected in year one and we believe that between 2018 to 2021 our projected pro forma EPS, EBITDA and free cash flow growth rates will improve by approximately 70 percent, 30 percent and 60 percent, respectively, versus Tronox standalone.  We believe this combination presents an extraordinary opportunity to build a global leader that will offer the best results to customers, shareholders, creditors and employees.”

“Our intent to sell Alkali comes at an attractive time as the global market for natural soda ash is recovering and prices are improving.  Alkali has continually sold every ton of product it produces.  The caliber of the Alkali workforce and their commitment to safe, high-quality production are unmatched in the natural soda ash industry.  I thank the leadership team and all Alkali employees for their contributions to Tronox,” added Casey.

Tasnee CEO Mutlaq Al-Morished commented, “This transaction enables Cristal and Tronox to position the combined businesses for long-term success in the TiO2 industry. This also allows Tasnee to focus on its petrochemical assets, downstream business and other strategic business development opportunities, while substantially deleveraging its balance sheet.”

“This agreement will create the most diverse manufacturing platform of any titanium dioxide company. The resulting global network and synergies arising from consolidation of businesses will allow us to better meet customer needs worldwide and provide a more sustainable business. The success of the new company will come from its people, and I have no doubt that they will take the knowledge, skill, commitment and passion that they have shown in the past to help in building a new world-class company,” said Dr. Talal Al-Shair, Vice Chairman, Tasnee and Chairman of Cristal.

The acquisition has received the unanimous approval of the Tronox and Cristal boards of directors.  The transaction is subject to the approval by Tronox Class A and B shareholders, voting as a single class, as well as regulatory approvals and customary closing conditions.  Closing is expected to occur before first quarter 2018.   Tronox anticipates completing the sale of its Alkali business in the second half of 2017.

Tom Casey will remain chairman and chief executive officer of the company.  The size of the company’s board of directors will remain unchanged at nine members.  Cristal’s owners will receive two of the nine existing Board seats.  Exxaro Mineral Resources will remain on the Board with its three seats.  The company’s corporate offices will remain in Stamford, Conn., and it will continue as a public company listed on the New York Stock Exchange and remain incorporated in the state of Western Australia, Australia.

Credit Suisse is acting as financial advisor to Tronox for both the Cristal and Alkali transactions and Kirkland & Ellis LLP and Willkie Farr & Gallagher LLP are Tronox’s legal advisors.

Webcast/Conference Call
Tronox will conduct a webcast conference call to discuss this transaction on Tuesday, February 21, 2017, at 8:30 a.m. ET (New York).  The live call is open to the public via Internet broadcast and telephone.

Internet Broadcast:  http://www.tronox.com/
Dial-in telephone numbers:
U.S. / Canada: +1.877.831.3840
International: +1.253.237.1184
 Conference ID: 60414852

Conference Call Presentation Slides will be used during the conference call and are available on our website at http://www.tronox.com/

Webcast Conference Call Replay: Available via the Internet and telephone beginning on Tuesday, February 21, at 11:30 a.m. ET (New York), until 10:30 p.m. ET (New York), on Sunday, February 26, 2017

Internet Replay: www.tronox.com
Replay dial-in telephone numbers:
U.S. / Canada: +1.855.859.2056
International: +1.404.537.3406
 Conference ID: 60414852

About Tronox
Tronox Limited is a global leader in the mining, production and marketing of inorganic minerals and chemicals. The company’s TiO2 business operates four chemical manufacturing plants in three countries, and operates mines in South Africa and Australia.  Tronox Alkali operates two trona ore mines and seven inorganic chemical manufacturing sites in the United States.

About Cristal
Cristal (also known as The National Titanium Dioxide Company Limited) operates eight manufacturing plants in seven countries on five continents and employs approximately 4,100 people worldwide.  Cristal is owned 79 percent by Tasnee (a listed Saudi joint-stock company) and 20 percent by Gulf Investment Corporation (GIC), a company equally owned by the six states of the Gulf Cooperation Council (GCC), headquartered in Kuwait.  One percent of the company is owned by Dr. Talal Ali Al-Shair, who also serves as vice chairman, Tasnee and chairman of Cristal.

Tasnee (also known as The National Industrialization Company of Saudi Arabia) was established in 1985 as Saudi Arabia’s first joint-stock industrial company fully owned by the private sector. Tasnee erects, manages, operates and owns petrochemical, chemical, plastic, engineering and metal projects and provides industrial services and markets its products in five major sectors.

GIC is an investment company incorporated in the State of Kuwait in 1983 as a Gulf Shareholding Company. It is equally owned by the governments of the six member states of the GCC, Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates.

Additional Information and Where to Find It
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval. In connection with the Transaction Agreement, by and between Tronox Limited (the “Company”), The National Titanium Dioxide Company (“Cristal”) and Cristal Inorganic Chemicals Netherlands Coöperatief W.A. (the “Transaction”), the Company intends to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a proxy statement. Investors and Securityholders are urged to read the proxy statement (including all amendments and supplements thereto) and all other relevant documents regarding the proposed Transaction filed with the SEC or sent to shareholders as they become available as they will contain important information about the Transaction. You may obtain a free copy of the proxy statement (if and when it becomes available) and other relevant documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.tronox.com or by contacting the Company’s Investor Relations at +1.203.705.3722.

Certain Information Regarding Participants
The Company, Cristal and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. You can find information about the Company’s directors and executive officers in the Company’s definitive annual proxy statement filed with the SEC on April 8, 2016. Additional information regarding the interests of such potential participants will be included in the proxy statement regarding the Transaction and other relevant documents filed with the SEC.

Forward-Looking Statements
Statements in this release that are not historical are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon management’s current beliefs and expectations and are subject to uncertainty and changes in circumstances and contain words such as “believe,” “intended,” “expect,” and “anticipate,” and include statements about expectations for future results.

The forward-looking statements involve risks that may affect the company’s operations, markets, products, services, prices and other risk factors discussed in the Company’s filings with the SEC, including those under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Report on Form 10-Q for the period ended March 31, 2016. Significant risks and uncertainties may relate to, but are not limited to, the risk that the Transaction will not close, including by failure to obtain shareholder approval, failure to obtain any necessary financing or the failure to satisfy other closing conditions under the Transaction Agreement or by the termination of the Transaction Agreement; failure to plan and manage the Transaction effectively and efficiently; the risk that a regulatory approval that may be required for the Transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that expected synergies will not be realized or will not be realized within the expected time period; unanticipated increases in financing and other costs, including a rise in interest rates; reduced access to unrestricted cash; compliance with our bank facility covenants; the price of our shares; general market conditions; our customers potentially reducing their demand for our products; more competitive pricing from our competitors or increased supply from our competitors; operating efficiencies and other benefits expected from the Transaction. Neither the Company’s investors and securityholders nor any other person should place undue reliance on these forward-looking statements. Unless otherwise required by applicable laws, the Company undertakes no obligations to update or revise any forward-looking statements, whether as a result of new information or future developments.

Tronox Corporate Media Contact: Bud Grebey
 Direct: +1.203.705.3721

Tronox Investor Contact: Brennen Arndt
 Direct: +1.203.705.3722

Tronox Alkali Media Contact: David Caplan
Direct: +1.307.872.2273